UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Carbylan Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

141384 107

(CUSIP Number)

T. Andrew Crockett

Chief Executive Officer

KalVista Pharmaceuticals Limited

Building 227

Tetricus Science Park

Porton Down, Salisbury

Wiltshire

United Kingdom SP4 0JQ

44 (0) 1980 753002

Copies to:

Robert Freedman, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 141384 107	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KalVista Pharmaceuticals Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,816,425[1]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,816,425[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.97%[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	Beneficial ownership of the common stock, par value $.001 per share, of Carbylan Therapeutics, Inc., a Delaware corporation (“Carbylan”), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Carbylan common stock by virtue of the Support Agreement described in Item 4 of this Schedule 13D (the “Support Agreement”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Carbylan common stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
The shares of Carbylan common stock which the Reporting Person may be deemed to have shared voting power are comprised of the 13,167,307 outstanding shares of Carbylan common stock and 1,649,118 shares subject to options to acquire shares of Carbylan common stock that are subject to the Support Agreement.
2	Based on (i) 26,332,494 shares of Common Stock issued and outstanding on April 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2016; and (ii) 1,649,118 shares of Carbylan common stock subject to outstanding options, as set forth in the Support Agreement.

CUSIP No. 141384 107	Page 3 of 9 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share, of Carbylan Theraputics, Inc., a Delaware corporation (the “Issuer” or “Carbylan”). The principal place executive office of Carbylan is 39899 Balentine Drive, Suite 200, Newark, CA 94560.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of KalVista Pharmaceuticals Limited, a private company limited by shares incorporated and registered in England and Wales (the “Reporting Company” or “KalVista”).

(b) The address of the principal business office of KalVista is Building 227, Tetricus Science Park, Porton Down, Salisbury, Wiltshire, United Kingdom SP4 0JQ.

(c) The principal business occupation of KalVista is discovery, development, and commercialization of small molecule protease inhibitors for diseases with significant unmet needs.

(d) – (e) – (f)

The directors and executive officers of KalVista, their respective business addresses and their respective countries of citizenship are set forth in Schedule A hereto. During the last five years, KalVista has not, and to the best of KalVista’s knowledge, none of the persons listed on Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As an inducement for KalVista to enter into the Share Purchase Agreementt described in Item 4 below (the “Transaction”) and in consideration thereof, certain equity holders of Carbylan holding approximately 56.3% of the outstanding shares of Carbylan (including options to purchase common stock) entered into the Support Agreement with KalVista relating to the Transaction. In addition, these equity holders of Carbylan granted KalVista an irrevocable proxy with respect to the Carbylan securities covered by the Support Agreement. KalVista did not pay additional consideration to the equity holders of Carbylan in connection with the execution and delivery of the Support Agreement and thus no funds were used for such purpose.

SCHEDULE 13D

CUSIP No. 141384 107	Page 4 of 9 Pages

References to, and descriptions of, the Transaction, the Share Purchase Agreement, and the Support Agreement, as set forth herein, are qualified in their entirety by reference to the copies of the Share Purchase Agreement and the Support Agreement included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a) and (b)

On June 15, 2016, Carbylan, KalVista, the shareholders of KalVista (each a “Seller” and collectively, the “Sellers”) and, solely for the purposes of being bound by certain provisions therein and solely in such person’s capacity as the Seller Representative, Andrew Crockett, entered into a Share Purchase Agreement (the “Share Purchase Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Share Purchase Agreement, each Seller agrees to sell to Carbylan, and Carbylan agrees to purchase from each Seller, all of the ordinary and preferred shares of KalVista (“KalVista Shares”) owned by such Seller in exchange for the issuance of a certain number of shares of common stock of Carbylan as determined pursuant to the terms of the Share Purchase Agreement (the “Transaction”).

The Sellers own 100% of the outstanding KalVista Shares and following the consummation of the Transaction, KalVista will become a wholly owned subsidiary of Carbylan.

The number of shares of common stock of Carbylan to be issued in respect of each KalVista Share owned by the Sellers will be based upon the relative stipulated values of each of Carbylan and KalVista as determined pursuant to the Share Purchase Agreement. The stipulated value of Carbylan is subject to downward adjustment based upon Carbylan’s net cash balance at the closing of the Transaction. Assuming that no such adjustment is applicable, immediately following the closing of the Transaction, KalVista equityholders are expected to own approximately 81.0% of the outstanding common stock of Carbylan on a fully-diluted basis.

Consummation of the Transaction is subject to certain closing conditions, including, among other things, approval by the stockholders of Carbylan of the transactions contemplated by the Share Purchase Agreement and related matters. The Share Purchase Agreement contains certain termination rights for both Carbylan and KalVista, and further provides that, upon termination of the Share Purchase Agreement under specified circumstances, Carbylan may be required to pay KalVista a termination fee of $3.0 million and/or to reimburse certain expenses incurred by KalVista in an amount up to $1.0 million.

In connection with the Share Purchase Agreement, certain stockholders of Carbylan holding approximately 50% of the outstanding common stock of Carbylan and certain directors and officers of Carbylan holding options to purchase Carbylan common stock (collectively, the “Designated Equityholders”) have entered into a support agreement with KalVista (the “Support Agreement”). The Support Agreement places certain restrictions on the transfer of the shares of common stock of Carbylan (and options exercisable therefor) held by the Designated Equityholders and includes covenants regarding the voting of such shares, including an agreement to vote in favor of the approval of the transactions contemplated by the Share Purchase Agreement and related matters and against competing acquisition proposals. Under specified circumstances described in the Support Agreement, the aggregate number of

SCHEDULE 13D

CUSIP No. 141384 107	Page 5 of 9 Pages

shares held by all Designated Equityholders subject to the voting restrictions are reduced to an aggregate number of shares equal to 35.0% of the outstanding common stock of Carbylan, and the Designated Equityholders are free to vote any remaining shares released from such voting restrictions in any manner they may choose.

Also in connection with the Share Purchase Agreement, the Designated Equityholders and the Sellers each entered into a Lock-up Agreement with Carbylan pursuant to which such parties have agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, shares of Carbylan’s common stock, including, as applicable, shares received in connection with the Transaction, for a period of 180 days following the closing of the Transaction.

Also in connection with the Share Purchase Agreement, Carbylan and the Sellers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which Carbylan is required to prepare and file a registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), covering the resale of the shares of Carbylan common stock issued to the Sellers in connection with the Transaction. Carbylan is required to file such Registration Statement within 150 calendar days following the closing date of the Transaction and use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after filing, but in no event later than 210 days following the closing date of the Transaction (or, in the event of a review by the SEC, 240 days). The Registration Rights Agreement also contains mutual indemnifications by Carbylan and each Seller, which Carbylan believes are customary for transactions of this type.

The preceding summary is qualified in its entirety by reference to the Share Purchase Agreement, the Support Agreement, the Lock-up Agreement and the Registration Rights Agreement, which are filed as Exhibits 1, 2, 3 and 4, respectively, and incorporated herein by reference.

(c)

Not Applicable.

(d)

At the closing of the Transaction, the Board of Directors of Carbylan will include two members designated by Carbylan.

(e)

Other than as a result of the Transaction described in Item 4(a) and (b) above, not applicable.

(f)

Not Applicable.

(g)

Following the consummation of the Transaction, the Certificate of Incorporation of Carbylan shall be amended to cause its name to be changed to “KalVista Pharmaceuticals.”

SCHEDULE 13D

CUSIP No. 141384 107	Page 6 of 9 Pages

(h)

Not Applicable.

(i)

Not Applicable.

(j)

Other than as described above, KalVista currently has no plans or proposals that relate to, or may result in, any of the matters listed in 4(a) – (i) of Schedule 13D (although KalVista reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, the Reporting Person owns no shares of Carbylan common stock. For purposes of Rule 13d-3 under the Act (“Rule 13d-3”); however, as a result of entering into the Support Agreement, the Reporting Person may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 14,816,425 shares of Carbylan common stock that are beneficially owned by the Designated Equityholders. The 14,816,425 shares of Carbylan common stock over which the Reporting Person may be deemed to have shared voting power represent approximately 52.95% of the shares of Carbylan (i) common stock and (ii) options to purchase common stock outstanding that are exercisable within 60 days of the Transaction. Notwithstanding the preceding, the Reporting Person hereby disclaims beneficial ownership of such shares of Carbylan common stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(c)

Except as described in this Schedule 13D, there have been no transactions in the shares of common stock of Carbylan effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person or entity identified on Schedule A hereto, duing the last 60 days.

(d)

Other than the Designated Equityholders identified in Item 4 who are party to the Support Agreement, to the best of the Reporting Person’s knowledge, neither the Reporting Person nor any of its respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Carbylan common stock beneficially owned by the Reporting Person.

(e)

Not Applicable.

SCHEDULE 13D

CUSIP No. 141384 107	Page 7 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4, and 5 and the agreements set forth in the Exhibits attached hereto are incorporated by reference. Other than the Share Purchase Agreement and the Support Agreement described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any person listed on Schedule A hereto, and any person with respect to the securities of Carbylan, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

1	Share Purchase Agreement, dated as of June 15, 2016, by and among Carbylan Therapeutics, Inc., KalVista Pharmaceuticals Ltd., the shareholders of KalVista Pharmaceuticals Ltd., and, solely for the purposes of being bound by certain provisions therein and solely in such person’s capacity as the Seller Representative, Andrew Crockett (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Carbylan on June 15, 2016).

2	Support Agreement, dated as of June 15, 2016, by and among KalVista Pharmaceuticals Ltd. and certain stockholders and optionholders of Carbylan Therapeutics, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Carbylan on June 15, 2016).

3	Form of Lock-up Agreement entered into by Carbylan Therapeutics, Inc. and certain stockholders and optionholders of Carbylan Therapeutics, Inc. and certain shareholders of KalVista Pharmaceuticals Ltd. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Carbylan on June 15, 2016).

4	Registration Rights Agreement, dated as of June 15, 2016, by and among Carbylan Therapeutics, Inc. and the shareholders of KalVista Pharmaceuticals Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Carbylan on June 15, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2016	KALVISTA PHARMACEUTICALS LIMITED

	By:	/s/ T. Andrew Crockett
	Name:	T. Andrew Crockett
	Title:	Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF KALVISTA PHARMACEUTICALS LIMITED

The following is a list of the directors and executive officers of KalVista Pharmaceuticals Limited (“KalVista”), setting forth the name, residence or business address, present position with KalVista and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United Kingdom and employed by KalVista. The principal address of KalVista and unless otherwise indicated below, the current business address for each individual listed below is Building 227, Tetricus Science Park, Porton Down, Salisbury, Wiltshire, United Kingdom SP4 0JQ.

Name of Directors	Present Principal Occupation

T. Andrew Crockett*	Director and Chief Executive Officer of KalVista

Martin Edwards	Senior Partner at Novo Ventures, Novo A/S; 1700 Owens Street, San Francisco, CA 94158

Rajeev Shah*	Managing Director and Portfolio Manager at RA Capital Management; 20 Park Plaza, Ste. 1200, Boston, MA 02116

Richard Aldrich*	Partner of Longwood Fund; 800 Boylston Street, Boston, MA 02199

Catherine Bingham	Managing Director of SV Life Sciences Fund IV, L.P.; 950 Tower Lane, Ste. 1725, San Mateo, CA 94404

* Citizen of United States

Name of Executive Officers	Present Principal Occupation

Thomas Andrew Crockett	Director and Chief Executive Officer

Stephen Donnelly	Secretary

Rachel Morten	Head of Regulatory Affairs and QA

Christopher Yea	Chief Development Officer

Robert Tansley	Medical Director